EX-99.77C

Upon notice duly given, a special meeting of shareholders of Calvert Municipal Fund, Inc. Calvert National Municipal Intermediate Fund (the “Fund”) was held on July 13, 2009, for the purpose of voting on the merger of the Fund into Calvert Tax-Free Reserves Calvert Tax-Free Bond Fund.  With regard to the item being voted, the merger was approved with the following votes:

   Affirmative: 2,113,657.890
   Against:        198,036.838
   Abstain:        93,650.246